Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial information, included as an appendix to this management's discussion and analysis of financial condition and results of operations, together with our audited financial statements and the notes thereto, and the section entitled "Risk Factors", each of which appear in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022 were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.

Key Financial and Operating Metrics
Key highlights for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022 include:

•    net sales increased 78.3% to CHF 420.2 million;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased 64.3% to CHF 137.0 million;
•    net sales through the wholesale sales channel increased 86.0% to CHF 283.2 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 51.6% to CHF 118.9 million, 91.9% to CHF 270.2 million and 89.4% to CHF 31.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 80.0% to CHF 400.5 million, 48.9% to CHF 16.9 million and 52.3% to CHF 2.8 million, respectively;
•gross profit increased 100.6% to CHF 244.9 million from CHF 122.1 million;
•    gross profit margin increased to 58.3% from 51.8%;
•    net income increased 209.2% to CHF 44.4 million from CHF 14.3 million;
•    net income margin increased to 10.6% from 6.1%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to 0.14 from 0.05;
•diluted EPS Class A (CHF) increased to 0.14 from 0.04;

•    adjusted EBITDA increased 288.2% to CHF 61.0 million from CHF 15.7 million;
•adjusted EBITDA margin increased to 14.5% from 6.7%;
•adjusted net income increased to CHF 48.8 million from CHF 17.0 million;
•adjusted basic EPS Class A (CHF) increased to 0.15 from 0.05; and
•adjusted diluted EPS Class A (CHF) increased to 0.15 from 0.05.

Key highlights as of March 31, 2023 compared to December 31, 2022 included:
•cash and cash equivalents decreased by 2.6% to CHF 361.3 million from CHF 371.0 million; and
•net working capital was CHF 573.0 million as of March 31, 2023, which reflects an increase of 24.8% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Operating Results
The following table summarizes certain key operating measures for the three-month period March 31, 2023 and 2022.

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Net sales	420.2	235.7	78.3%
Cost of sales	(175.3)	(113.6)	54.3%
Gross profit	244.9	122.1	100.6%
Gross profit margin	58.3%	51.8%
Selling, general and administrative expenses	(202.6)	(118.7)	70.7%
Operating result	42.3	3.4	1,153.9%
Net financial result	9.2	16.0	(42.6)%
Income before taxes	51.5	19.4	165.6%
Income taxes	(7.1)	(5.0)	41.1%
Net income	44.4	14.3	209.2%

Basic EPS Class A (CHF)	0.14	0.05	206.6%
Diluted EPS Class A (CHF)	0.14	0.04	206.9%

Other data(1)
Adjusted EBITDA	61.0	15.7	288.2%
Adjusted EBITDA margin	14.5%	6.7%
Adjusted net income	48.8	17.0	187.1%
Adjusted basic EPS Class A (CHF)	0.15	0.05	184.7%
Adjusted diluted EPS Class A (CHF)	0.15	0.05	184.9%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Wholesale	283.2	152.2	86.0%
Direct-to-consumer	137.0	83.4	64.3%
Net sales	420.2	235.7	78.3%

Wholesale % of Net sales	67.4%	64.6%
Direct-to-consumer % of Net sales	32.6%	35.4%
Net sales %	100.0%	100.0%

Net sales for the three-month period ended March 31, 2023 increased by CHF 184.6 million, or 78.3%, compared to the three-month period ended March 31, 2022.

Net sales generated by the wholesale sales channel for the three-month period ended March 31, 2023 increased by CHF 130.9 million, or 86.0%, to CHF 283.2 million, compared to CHF 152.2 million for the three-month period ended March 31, 2022. The growth was primarily attributable to our continued selective expansion of new doors with wholesale partners, as well as strong demand and an increase in net sales with existing wholesale partners. The exceptionally strong growth in the wholesale sales channel was further attributable to the increased inventory position as at March 31, 2023 in comparison to the period ended March 31, 2022, which had been impacted by the transitory supply shortage in connection with the disruptions to global supply chains in late 2021 and early 2022. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 67.4% for the three-month period ended March 31, 2023.

Net sales generated by the direct-to-consumer sales channel for the three-month period ended March 31, 2023 increased by CHF 53.6 million, or 64.3%, to CHF 137.0 million, compared to CHF 83.4 million for the three-month period ended March 31, 2022. The increase was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness, further supplemented by our expanding global retail footprint, particularly the successful opening of our largest flagship store on Regent Street in London. Net sales generated from direct-to-consumer sales as a percentage of net sales decreased to 32.6% for the three-month period ended March 31, 2023 compared to 35.4% for the three-month period ended March 31, 2022. This decrease can be attributed to the supply shortages experienced in the first quarter of 2022, which had an unfavorable impact on our ability to fulfill the full extent of demand from our wholesale partners.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Europe, Middle East and Africa	118.9	78.4	51.6%
Americas	270.2	140.8	91.9%
Asia-Pacific	31.1	16.4	89.4%
Net Sales	420.2	235.7	78.3%

Europe, Middle East and Africa % of Net sales	28.3%	33.3%
Americas % of Net sales	64.3%	59.7%
Asia-Pacific % of Net sales	7.4%	7.0%
Net sales %	100.0%	100.0%

As previously announced, the “Rest of World” geographic location, which represented Middle East, Africa and Latin America will no longer be reported. Instead, our Middle East and Africa business has been combined with Europe to form Europe, Middle East & Africa (“EMEA”) and our Latin America business has been combined with North America to form Americas. As such, net sales by geography for the three-month period ended March 31, 2022 has been adjusted from previously reported amounts to reflect the new net sales by geography structure.
Net sales increased across all geographic regions for the three-month period ended March 31, 2023, compared to the three-month period ended March 31, 2022. The strong growth in all markets was partially supported by the improved inventory availability for the three-month period ended March 31, 2023, compared to the three-month period ended March 31, 2022. Net sales in Americas grew by 91.9% mainly driven by strong demand in the U.S. for our shoes in both sales channels and the successful expansion of our key accounts and specialty stores in the region. This resulted in Americas representing 64.3% of total net sales. The 51.6% increase in Europe, Middle East and Africa was driven by positive growth across all key markets, in particular Germany, Austria and the United Kingdom. Net sales growth of 90.9% in Asia-Pacific was primarily driven by strong sales growth in Australia, China and Japan with all markets growing well across both channels.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Shoes	400.5	222.5	80.0%
Apparel	16.9	11.4	48.9%
Accessories	2.8	1.8	52.3%
Net Sales	420.2	235.7	78.3%

Shoes % of Net sales	95.3%	94.4%
Apparel % of Net sales	4.0%	4.8%
Accessories % of Net sales	0.7%	0.8%
Net sales %	100.0%	100.0%

Net sales increased across all product groups with shoes experiencing the largest growth in the three month period ended March 31, 2023 at 80.0% compared to the three month period ended March 31, 2022, and representing 95.3% of net sales. The increase in net sales for shoes for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022 was driven by new launches such as the Cloudsurfer, the Roger Pro Clay, and the Kids collection, as well as existing running blockbusters like the Cloudmonster and the Cloudrunner and updates to existing models and products carrying over from previous seasons.

Net sales in apparel increased by 48.9% for the three-month period ended March 31, 2023, compared to the three-month period ended March 31, 2022, and represents 4.0% of total net sales. This growth was particularly strong across our direct-to-consumer sales channels in all regions. Additionally, the launch of our new collections within the apparel range has continued to garner positive feedback from our prominent wholesale account partners, particularly in shop-in-shop environments, where we observed a higher share of apparel sales.

Net sales in accessories increased by 52.3% compared to the first three months ended March 31, 2022.

Gross Profit

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Gross profit	244.9	122.1	100.6%
Gross profit margin	58.3%	51.8%

Cost of sales increased during the three-month period ended March 31, 2023 by CHF 61.7 million, or 54.3%, to CHF 175.3 million, compared to CHF 113.6 million during the three-month period ended March 31, 2022. Gross profit was CHF 244.9 million for the three-month period ended March 31, 2023, representing a gross profit margin of 58.3%, compared with CHF 122.1 million for the three-month period ended March 31, 2022, representing a gross profit margin of 51.8%. The increase in gross profit margin is largely driven by the stabilization of the supply chain environment with the discontinuation of exceptional air-freight usage to ensure key product availabilities, which impacted the first half of 2022.

Selling, General and Administrative Expenses

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Net sales	420.2	235.7	78.3%
Distribution expenses	(59.2)	(30.9)	91.5%
Selling expenses	(27.7)	(15.9)	73.6%
Marketing expenses	(44.6)	(28.3)	57.5%
Share-based compensation	(4.9)	(3.0)	62.6%
General and administrative expenses	(66.3)	(40.5)	63.6%
SG&A expenses	(202.6)	(118.7)	70.7%
Less share-based compensation	(4.9)	(3.0)	62.6%
SG&A (excluding share-based compensation)	(197.7)	(115.7)	70.9%

Distribution expenses % of Net sales	14.1%	13.1%
Selling expenses % of Net sales	6.6%	6.8%
Marketing expenses % of Net sales	10.6%	12.0%
Share-based compensation % of Net sales	1.2%	1.3%
General and administrative expenses % of Net sales	15.8%	17.2%
SG&A expenses % of Net sales	48.2%	50.4%
SG&A (excluding share-based compensation) % of Net sales	47.0%	49.1%

SG&A expenses for the three-month period ended March 31, 2023 increased by CHF 83.9 million, or 70.7%, to CHF 202.6 million, compared to CHF 118.7 million for the three-month period ended March 31, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 47.0% in the three-month period ended March 31, 2023 compared to 49.1% for the three-month period ended March 31, 2022.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 14.1% during the three-month period ended March 31, 2023 compared to 13.1% during the three-month period ended March 31, 2022. This was primarily due to the implementation of new warehouse automation in the United States, incurring investment costs and distribution capacity ramp-up. Additionally, we incurred some incremental expenses for temporary additional warehouse capacity required as a result of the accelerated supply chain normalization.
•Selling expenses as a percentage of net sales slightly decreased to 6.6% during the three-month period ended March 31, 2023 compared to 6.8% during the three-month period ended March 31, 2022. This was driven by lower sales personnel costs as a percentage of net sales due to economies of scale in our wholesale business.
•Marketing expenses as a percentage of net sales decreased to 10.6% during the three-month period ended March 31, 2023 compared to 12.0% during the three-month period ended March 31, 2022. The decrease as a percentage of net sales was a result of the elevated net sales achievement in the first quarter. Nonetheless, the year-over-over absolute increase in marketing spend reflects our significant investment in brand building initiatives which we expect will continue over the next few quarters in support of our ongoing growth journey.
•Share-based compensation expenses increased by CHF 1.9 million to CHF 4.9 million during the three-month period ended March 31, 2023 from CHF 3.0 million during the three-month period ended March 31, 2022. The increase was driven by awards granted in the first quarter of 2023 as well as increased provisions for equity related social tax expenses as a result of higher share price levels versus previous quarters.
•General and administrative expenses as a percentage of net sales decreased to 15.8% during the three-month period ended March 31, 2023 compared to 17.2% during the three-month period ended March 31, 2022. This decrease was primarily a result of scale gains across various areas of the business, including personnel and non-personnel expenses.

Depreciation and Amortization

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Depreciation and amortization	13.8	9.3	48.1%
Depreciation and amortization % of Net sales	3.3%	3.9%

Depreciation and amortization expenses during the three-month period ended March 31, 2023 increased by CHF 4.5 million, or 48.1%, to CHF 13.8 million, compared to CHF 9.3 million during the three-month period ended March 31, 2022. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 3.3 million as a result of office and retail expansion, mainly related to leasehold improvements, furniture and fixtures, IT hardware, and a change in the estimated useful life of production tools during the second half of 2022. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 1.2 million as a result of the expansion of retail stores (mainly in China, U.S. and UK).

Net Financial Result

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Financial income	2.1	0.3	574.7%
Financial expenses	(1.7)	(1.5)	14.0%
Foreign exchange results	8.8	17.2	(48.8)%
Net financial result	9.2	16.0	(42.6)%

Financial income for the three-month period ended March 31, 2023 increased by CHF 1.8 million, or 574.7%, to CHF 2.1 million, compared to CHF 0.3 million for the three-month period ended March 31, 2022 . The increase was primarily due to a gain on the valuation of money market certificates.

Financial expenses for the three-month period ended March 31, 2023 increased by CHF 0.2 million, or 14.0%, to CHF 1.7 million, compared to CHF 1.5 million for the three-month period ended March 31, 2022 due to increased bank charges.

Foreign exchange results for the three-month period ended March 31, 2023 decreased by CHF 8.4 million to CHF 8.8 million, compared to CHF 17.2 million for the three-month period ended March 31, 2022. The primary cause of the decrease was attributable to the exposure of our cash and cash equivalents to the weakening CHF/USD exchange rate.

Income Taxes

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Income taxes	(7.1)	(5.0)	41.1%

Income taxes increased during the three-month period ended March 31, 2023 by CHF 2.1 million to CHF 7.1 million, compared to income taxes of CHF 5.0 million during the three-month period ended March 31, 2022. The effective income tax rate was 13.8% for the three-month period ended March 31, 2023 compared to 26.0% for the three-month period ended March 31, 2022. The decrease in the effective income tax rate is mainly due to Swiss tax incentives related to R&D and notional interest expenses on equity.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents, cash provided by operating activities and available borrowings under our current and any future credit facility and bank overdraft facilities. Historically, our operations were also financed by equity raises and the completion of an IPO in September 2021.

Cash Flows

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Cash (outflow) from operating activities	(0.6)	(63.2)	(99.0)%
Cash (outflow) from investing activities	(9.7)	(16.3)	(40.4)%
Cash inflow / (outflow) from financing activities	(3.8)	11.2	(133.6)%
Net cash and cash equivalents at the beginning of the period	371.0	653.1	(43.2)%
Change in net cash and cash equivalents	(14.1)	(68.3)	(79.3)%
Net impact of foreign exchange rate differences	4.4	15.7	(71.9)%
Net cash and cash equivalents at the end of the period*	361.3	600.4	(39.8)%
*Net cash and cash equivalents as at March 31, 2023 includes restricted cash in the amount of CHF 131.5 million (March 31, 2022: CHF 0.0 million) provided for a bank guarantee associated with a lease commitment.

Operating activities
Cash outflow from operating activities was CHF 0.6 million for the three-month period ended March 31, 2023, compared to CHF 63.2 million during the same period in 2022. In 2023, cash outflow from operating activities was due to an increase in net working capital of CHF 107.2 million, and income taxes paid of CHF 2.1 million, offset by an increase in other current assets/liabilities of CHF 48.9 million, CHF 57.8 million generated by net income adjusted for non-cash items and interest received of CHF 2.0 million.

Net working capital increased as a result of the increase in inventories and trade receivables of CHF 64.9 million and CHF 61.6 million, respectively, offset by an increase in trade payables of CHF 19.3 million. The increase in inventories was driven by the product orders to support the ongoing growth of the company combined with the results of the normalization of the supply chain environment, leading to an element of accelerated production and inflow of product. However, we anticipate inventory levels at the end of the year to be broadly in line with December 2022 levels. The increase to trade receivables was primarily driven by net sales growth within the wholesale sales channel, and the increase of accounts payables was primarily driven by the increased purchase of products in 2023 compared to 2022.

Investing activities
Cash outflow from investing activities was CHF 9.7 million and CHF 16.3 million for the three-month period ended March 31, 2023 and 2022, respectively. In 2023, cash outflow from investing activities was primarily driven by leasehold improvements and furniture and fixtures purchased in connection with new retail stores, most notably in China, U.S. and UK, and offices, most notably the headquarters in Switzerland. Investments made into production tools in Vietnam and IT hardware, further contributed to the increase. In 2022, cash outflow from investing activities was primarily driven by additional purchases of leasehold improvements, furniture and fixtures and IT hardware in connection with new corporate offices, registration fees for our intellectual property and purchases of production tools.

Financing activities
Cash inflow/(outflow) from financing activities was CHF (3.8) million and CHF 11.2 million for the three-month period ended March 31, 2023 and 2022, respectively. In 2023, cash outflow from financing activities included CHF 4.9 million and CHF 1.0 million, related to lease liabilities payments and interest paid, respectively, offset by CHF 2.2 million in proceeds received from the sale of treasury shares in connection with share-based compensation awards exercised. In 2022, cash inflow from financing activities included CHF 16.8 million in proceeds received from the sale of treasury shares in connection with share-based compensation awards exercised, offset by cash payments for lease liabilities recorded under IFRS 16 of CHF 4.4 million and CHF 1.3 million, related to lease liabilities payments and interest paid, respectively.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	238.5	174.6	36.6%
Inventories	465.2	395.6	17.6%
Trade payables	(130.7)	(111.0)	17.8%
Net working capital	573.0	459.2	24.8%

Capital Management

	As of March 31,	As of December 31,
(CHF in millions)	2023	2022	% Change

As of March 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 282,811,865 were outstanding As of December 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,976,387 were outstanding	30.0	30.0	—%
As of March 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.1)	(26.1)	0.1%
Share premium	756.9	756.9	—%
Statutory reserves	36.0	33.8	6.6%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	324.2	321.8	0.7%
Capital reserves	1,109.6	1,105.1	0.4%
Other reserves	0.4	0.0	1394.1%
Accumulated losses	(98.5)	(142.9)	(31.0)%
Equity	1,018.7	969.5	5.1%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2023	281,976,387	345,437,500
Sale of treasury shares related to share-based compensation	840,102	—
Purchase of treasury shares	(4,624)	—
Shares issued and outstanding as of March 31, 2023(1)	282,811,865	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at March 31, 2023(2)	934,883	—
Awards granted under various incentive plans with dilutive effects at March 31, 2023	2,660,893	10,412,977
(1)    As of March 31, 2023 there were 17,186,260 treasury shares held by On (March 31, 2022: 20,007,587).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at March 31, 2023.

Share-based compensation

As of March 31, 2023, On has recognized an increase in shareholders' equity in the balance sheet of CHF 2.3 million for share-based compensation incurred during the three-month period ending March 31, 2023.
For the three-month period ended March 31, 2023, we have recognized a share-based compensation charge of CHF 4.9 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:

• Long Term Participation Plan 2018
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of March 31, 2023, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand. We may enter into additional facilities in the future.

As of March 31, 2023 and December 31, 2022, no amounts had been drawn under our bank overdraft facilities.

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of March 31, 2023:

	As of March 31, 2023
(CHF in millions)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	130.7	130.7	—	—
Current bank overdrafts	—	—	—	—
Lease liabilities(2)	193.8	26.6	78.7	88.6
Other financial liabilities	12.2	12.2	—	—
Lease commitments(3)	263.4	9.5	91.2	162.7
Total contractual obligations	600.1	179.0	169.9	251.2

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of March 31, 2023.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of March 31, 2023, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to a highly automated warehouse expansion in Atlanta, U.S. and a new retail store.

Off-Balance Sheet Arrangements
As of March 31, 2023 and December 31, 2022, we provided guarantees in the amount of CHF 128.3 million and CHF 126.1 million in favor of third parties. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of March 31, 2023.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Net income	44.4	14.3	209.2%
Exclude the impact of:
Income taxes	7.1	5.0	41.1%
Financial income	(2.1)	(0.3)	574.7%
Financial expenses	1.7	1.5	14.0%
Foreign exchange result	(8.8)	(17.2)	(48.8)%
Depreciation and amortization	13.8	9.3	48.1%
Share-based compensation(1)	4.9	3.0	62.6%
Adjusted EBITDA	61.0	15.7	288.2%
Adjusted EBITDA margin	14.5%	6.7%	117.5%
(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	39.5	4.8	12.8	1.6
Exclude the impact of:
Share-based compensation(1)	4.4	0.5	2.7	0.3
Tax effect of adjustments(2)	(0.5)	(0.1)	(0.3)	0.0
Adjusted net income	43.5	5.3	15.1	1.9

Weighted number of outstanding shares	283,522,941	345,437,500	280,849,324	345,437,500
Weighted number of shares with dilutive effects	3,290,072	10,412,977	3,502,362	7,492,339
Weighted number of outstanding shares (diluted and undiluted)(3)	286,813,013	355,850,477	284,351,686	352,929,839

Adjusted basic EPS (CHF)	0.15	0.02	0.05	0.01
Adjusted diluted EPS (CHF)	0.15	0.02	0.05	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our annual report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2022, included in our annual report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our annual report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our DTC channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2023	2022

Net sales	420.2	235.7
Cost of sales	(175.3)	(113.6)
Gross profit	244.9	122.1
Selling, general and administrative expenses	(202.6)	(118.7)
Operating result	42.3	3.4
Financial income	2.1	0.3
Financial expenses	(1.7)	(1.5)
Foreign exchange result	8.8	17.2
Income before taxes	51.5	19.4
Income taxes	(7.1)	(5.0)
Net income	44.4	14.3
Earnings per share
Basic EPS Class A (CHF)	0.14	0.05
Basic EPS Class B (CHF)	0.01	0.00

Diluted EPS Class A (CHF)	0.14	0.04
Diluted EPS Class B (CHF)	0.01	0.00

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2023	2022

Net income	44.4	14.3
Exchange differences	0.4	0.2
Items that will be reclassified to income statement when specific conditions are met	0.4	0.2
Other comprehensive income, net of tax	0.4	0.2
Total comprehensive income	44.7	14.5

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	3/31/2023	12/31/2022

Cash and cash equivalents	361.3	371.0
Trade receivables	238.5	174.6
Inventories	465.2	395.6
Other current financial assets	34.8	33.2
Other current operating assets	92.5	77.0

Current assets	1,192.2	1,051.5

Property, plant and equipment	81.1	77.2
Right-of-use assets	161.8	151.6
Intangible assets	69.1	70.3
Deferred tax assets	40.1	31.7

Non-current assets	352.0	330.9

Assets	1,544.3	1,382.4

Trade payables	130.7	111.0
Other current financial liabilities	35.4	31.2
Other current operating liabilities	146.6	81.7
Current provisions	7.4	5.0
Income tax liabilities	27.9	13.9

Current liabilities	348.0	242.7

Employee benefit obligations	3.0	6.3
Non-current provisions	8.0	7.2
Other non-current financial liabilities	149.0	138.8
Deferred tax liabilities	17.6	17.9

Non-current liabilities	177.6	170.2

Share capital	33.5	33.5
Treasury shares	(26.1)	(26.1)
Capital reserves	1,109.6	1,105.1
Other reserves	0.4	0.0
Accumulated losses	(98.5)	(142.9)

Equity	1,018.7	969.5

Equity and liabilities	1,544.3	1,382.4

Consolidated interim statements of cash flows
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2023	2022

Net income	44.4	14.3
Share-based compensation	2.3	1.2
Employee benefit expenses	(3.3)	0.4
Depreciation and amortization	13.8	9.3
Loss on disposal of assets	0.3	—
Interest income and expenses	(0.9)	2.3
Net exchange differences	(8.9)	(16.7)
Income taxes	7.1	5.0
Change in provisions	3.2	0.3
Change in working capital	(107.2)	(57.5)
Trade receivables	(61.6)	(28.9)
Inventories	(64.9)	(25.3)
Trade payables	19.3	(3.3)
Change in other current assets / liabilities	48.9	(19.1)
Interest received	2.0	—
Income taxes paid	(2.1)	(2.8)
Cash outflow from operating activities	(0.6)	(63.2)

Purchase of tangible assets	(8.6)	(14.1)
Purchase of intangible assets	(1.2)	(2.2)
Cash outflow from investing activities	(9.7)	(16.3)

Payments of lease liabilities	(4.9)	(4.4)
Sale of treasury shares related to share-based compensation	2.2	16.8
Interest paid	(1.0)	(1.3)
Cash inflow / (outflow) from financing activities	(3.8)	11.2

Change in net cash and cash equivalents	(14.1)	(68.3)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	4.4	15.7
Net cash and cash equivalents at March 31	361.3	600.4

Consolidated interim statements of changes in equity
(unaudited)

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at December 31, 2021	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4
Net income	—	—	—	—	14.3	14.3
Other comprehensive income	—	—	—	0.2	—	0.2
Comprehensive income Q1 2022	—	—	—	0.2	14.3	14.5

Equity transaction costs	—	—	(3.3)	—	—	(3.3)
Share-based compensation	—	—	1.0	—	—	1.0
Purchase of treasury shares	—	(1.1)	—	—	—	(1.1)
Sale of treasury shares	—	0.3	18.4	—	—	18.7
Balance at March 31, 2022	33.5	(25.8)	1,060.2	(3.2)	(186.3)	878.3

Balance at December 31, 2022	33.5	(26.1)	1,105.1	—	(142.9)	969.5
Net income	—	—	—	—	44.4	44.4
Other comprehensive income	—	—	—	0.4	—	0.4
Comprehensive income Q1 2023	—	—	—	0.4	44.4	44.7

Capital increase	—	—	—	—	—	—
Share-based compensation	—	—	2.3	—	—	2.3
Sale of treasury shares	—	0.1	2.6	—	—	2.7
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Tax impact on transactions with treasury shares	—	—	(0.4)	—	—	(0.4)
Balance at March 31, 2023	33.5	(26.1)	1,109.6	0.4	(98.5)	1,018.7